HARVEST ENERGY TRUST

Notice of
Annual and Special Meeting of Unitholders
to be held on May 20, 2008

The annual and special meeting of the unitholders of Harvest Energy Trust will be held in the Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Tuesday, May 20, 2008 at 3:00 p.m. (Calgary time) to:

(1)

receive and consider our financial statements for the year ended December 31, 2007, together with the report of the auditors;

(2)

appoint Valiant Trust Company to act as our trustee;

(3)

fix the number of directors of Harvest Operations Corp. to be elected at the meeting at 8 members;

(4)

elect 8 directors of Harvest Operations Corp.;

(5)

appoint the auditors and to authorize the directors to fix their remuneration as such;

(6)

approve the amendment of our trust indenture;

(7)

approve the grant of unallocated rights under each of the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan; and

(8)

transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 2 business days before the time for holding the meeting or any adjournment thereof.

Only unitholders of record at the close of business on March 31, 2008 will be entitled to vote at the meeting, unless that unitholder has transferred any units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the trust units and demands that the transferee’s name be included on the list of unitholders.

DATED at Calgary, Alberta this 20th day of March, 2008.

By order of the Board of Directors of Harvest
Operations Corp.

(signed) John Zahary
President and Chief Executive Officer

HARVEST ENERGY TRUST

Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 20, 2008

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at our annual and special meeting of the holders ("unitholders") of ordinary trust units ("trust units") of Harvest Energy Trust ("the Trust" or "Harvest") to be held on Tuesday, May 20, 2008 in the Lecture Theatre, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, not less than 2 business days before the time for holding the meeting or any adjournment thereof. Only unitholders of record at the close of business on March 31, 2008 will be entitled to vote at the meeting, unless that unitholder has transferred any trust units subsequent to that date and the transferee unitholder, not later than 10 days before the meeting, establishes ownership of the trust units and demands that the transferee’s name be included on the list of unitholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers of Harvest Operations Corp. As a unitholder, you have the right to appoint a person (who need not be a unitholder) to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units is registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or its nominee is prohibited from voting your trust units.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow to ensure that your units are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegates responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternately, you can call Broadridge’s toll-free telephone number to vote your units. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of units to be represented at the meeting. If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote trust units directly at the meeting as the proxy must be returned to Broadridge well in advance of the meeting in order to have the trust units voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective, the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. Harvest will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The trust units represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. If you do not provide specific instructions, your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy that we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual meeting and with respect to any other matters that may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of ordinary trust units, special trust units and special voting units –without nominal or par value. Such units may be issued for such consideration as may be determined by resolution of the Board of Directors of Harvest Operations Corp. (the "Board of Directors" or "Board"). As at March 20, 2008, there were 151,132,746 ordinary trust units and no special trust units or special voting units issued and outstanding.

All references in this information circular – proxy statement to trust units are deemed to be references to ordinary trust units unless indicated otherwise.

As a holder of trust units you are entitled to one vote for each trust unit you own.

To the knowledge of our directors and officers, as at March 20, 2008, no person or company beneficially owned, controlled or directed, directly or indirectly, trust units entitled to more than 10% of the votes which may be cast at the meeting.

As at March 20, 2008, our directors and officers, as a group, beneficially owned, controlled or directed, directly or indirectly, 7,862,664 trust units or approximately 5.2% of the votes to be cast at the meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment of the Trustee

Harvest’s trust indenture provides that the unitholders shall, at each annual meeting, re-appoint or appoint a successor to its Trustee. Accordingly, unitholders will consider an ordinary resolution to re-appoint Valiant Trust Company as Harvest’s trustee to hold office until the end of the next annual meeting. Valiant Trust Company has been Harvest’s trustee since September 27, 2002.

Election of Directors

At the meeting, the unitholders will be asked to fix the number of directors of Harvest Operations Corp. to be elected at the meeting at 8 members and to elect 8 directors.

Management is soliciting proxies, in the accompanying form of proxy, for ordinary resolutions in favour of fixing the Board of Directors at 8 members, and in favour of the election of each of the following nominees as directors:

Dale Blue	David J. Boone
John A. Brussa	M. Bruce Chernoff
William A. Friley Jr.	Verne G. Johnson
Hector J. McFadyen	John E. Zahary

In the event that a vacancy among such nominees occurs because of death or for any other reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The following pages set out the names of proposed nominees for election as directors, together with their age, place of primary residence, year first elected or appointed as a director, a brief resume, membership on committees of the Board of Directors, attendance at Board and committee meetings during 2007, and directorships of other public entities. The Board of Directors has determined that all of the above nominees, with the exception of John Zahary, are independent within the meaning of National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices".

Also indicated for each person proposed as a director is the number of Trust Units and Convertible Debentures beneficially owned, or controlled or directed, directly or indirectly, on March 20, 2008 and, as of the same date, the number of Rights held by each director under each of the Trust Unit Incentive Rights Plan and the Unit Award Incentive Plan. See the description of these plans below. The Trust has adopted a Trust Unit ownership requirement under which directors are expected to maintain ownership of at least 5,000 Trust Units, or an equivalent value of Convertible Debentures, while they are directors of Harvest Operations Corp. New directors have five years to acquire the necessary holdings. Non-independent directors are required to meet higher Trust Unit ownership requirements. All directors are currently in compliance with the Trust Unit ownership requirements.

The members of the Board have diverse backgrounds and expertise, and were selected in the belief that the Trust and its unitholders benefit materially from such a broad range of experience and talent. The Board is committed to reviewing the number of directors regularly and currently considers eight directors to be appropriate for the Trust’s size and integrated business structure as well as providing an appropriate mix of backgrounds and skills for the stewardship of the Trust. See below for additional information on each director’s individual skills and experience.

Dale Blue

Mr. Blue is an independent consultant with over thirty years experience in financial services. He has served on numerous domestic and international Boards and served as Chairman, President & Chief Executive Officer of Chase Manhattan Bank of Canada and Managing Director of Chase Manhattan Bank in New York until 2001.

		Attendance:
Toronto, Ontario
Age: 62		Board:	11/11
Independent Director
Director Since: 2006		Audit Committee	4/4

Ownership:
Trust Units:	13,028	Current Public Board Memberships:
Incentive Rights:	50,000	N/A
Unit Award Rights:	-
Total Equivalent Trust Units:	63,028

David J. Boone

Mr. Boone is a Professional Engineer and is currently the President of Escavar Energy Inc. Prior thereto he served as the Executive Vice President of EnCana Corporation and President of EnCana’s Offshore and International Operations division from 2002 – 2003. From 2000 to 2002, Mr. Boone was Executive Vice-President and Chief Operating Officer of PanCanadian Petroleum. Prior to 2000, he held various positions with Imperial Oil and was also the Vice-Chair, Canadian National Committee of the World Petroleum Congress.

Attendance:
Calgary, Alberta
Age: 52			Board:	11/11
Independent Director
Director Since: 2006			Reserves, Safety & Environment
			Committee:	4/4
Ownership:
Trust Units:	12,522
Incentive Rights:	50,000		Current Public Board Memberships:
Convertible Debentures:	$15,000		Western Zagros Resources Ltd.
Unit Award Rights:	-
Total Equivalent Trust Units:	63,072

John A. Brussa

Mr. Brussa is a Barrister and Solicitor and has been a Partner of Burnet, Duckworth & Palmer LLP (a law firm) since 1987. He is recognized by his peers as one of the 500 Top Lawyers in Canada and one of the 100 Most Creative Lawyers in Canada. He also has extensive experience in the energy business and was instrumental in developing the energy trust model in 1986. He sits on the board of directors of several Canadian public entities.

Attendance:
Calgary, Alberta
Age: 51			Board:	10/11
Independent Director
Director Since: 2002			Compensation & Corporate Governance
			Committee:	1/1

Ownership:
Trust Units:	361,064
Incentive Rights:	60,000
Unit Award Rights:	2,229
Total Equivalent Trust Units:	423,293

Current Public Board Memberships:
		1322256 Alberta Ltd. (formerly Inex Pharmaceuticals Corporation)	Galleon Energy Inc.
Highpine Oil & Gas Limited
		6550568 Canada Inc.	North American Energy Partners Inc.
		Baytex Energy Trust	Energy Savings Income Fund
		BlackWatch Energy Services Trust	Orleans Energy Ltd.
		Cirrus Energy Corporation	Penn West Energy Trust
		Crew Energy Inc.	Progress Energy Trust
		Divestco Inc.	Storm Exploration Inc.
		Endev Energy Inc.	Strategic Energy Fund
		Enseco Energy Services Corp.	Trafalgar Energy Ltd.
		Flagship Energy Inc.	Yoho Resources Inc.

M. Bruce Chernoff

Mr. Chernoff is Harvest’s Chairman, a Professional Engineer who co-founded Harvest Energy Trust in June 2002 to pursue oil and natural gas development and acquisition opportunities. Since June of 1999, he has been President and Director of Caribou Capital Corp. (a private investment management company). From April 2000 to October 2001, he was Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. In 1988, Mr. Chernoff helped found Pacalta Resources Ltd. (a junior oil and natural gas company with operations in Ecuador) and held various senior positions including Executive Vice President and Chief Financial Officer until the company was purchased by Alberta Energy Company Ltd., a predecessor to EnCana Corp., in May 1999 for $1 billion.

		Attendance:
Calgary, Alberta
Age: 42		Board:	11/11
Independent Director
Director Since: 2002		Compensation & Corporate Governance
		Committee:	1/1
Ownership:
Trust Units:	6,442,767	Current Public Board Memberships:
Incentive Rights:	-
Unit Award Rights:	-	Arcan Resources Ltd.
Total Equivalent Trust Units:	6,442,767	Maxim Power Corp.
		BlackWatch Energy Services Trust
		West Energy Ltd.

William A. Friley Jr.

Mr. Friley is currently President and Chief Executive Officer of Telluride Oil and Gas Ltd. and President of Skyeland Oils Ltd. He currently serves as Director of Mustang Resources Inc., and Chairman of TimberRock Energy Corporation. Prior thereto, Mr. Friley was President and Chief Executive Officer of Triumph Energy Corporation.

		Attendance:
Calgary, Alberta
Age: 56		Board:	10/11
Independent Director
Director Since: 2006		Compensation & Corporate Governance
		Committee:	1/1
Ownership:
Trust Units:	9,686	Current Public Board Memberships:
Incentive Rights:	50,000
Unit Award Rights:	928	N/A
Total Equivalent Trust
Units:	60,614

Verne G. Johnson

Mr. Johnson’s extensive career in the oil and gas industry has spanned more than 40 years. Since January of 2000, he has been an independent businessman. He also served as Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002. From 1989 until its sale in 1997, Mr. Johnson was President and Director of ELAN Energy Inc. He has also been President of a number of other independent companies in the energy sector.

		Attendance:
Calgary, Alberta
Age: 64		Board:	11/11
Independent Director
Director Since: 2002		Audit Committee	4/4

Ownership:		Reserves, Safety & Environment
Trust Units:	19,336	Committee:	3/4
Incentive Rights:	60,000
Unit Award Rights:	2,254	Current Public Board Memberships:
Total Equivalent Trust Units:	81,590	Builders Energy Services Trust
		Fort Chicago Energy Partners L.P.
		Gran Tierra Energy
		Suroco Energy

Hector J. McFadyen

Mr. McFadyen is currently an independent businessman and Director of Hunting PLC, a public U.K.-based international oil services company and Director of Computershare Trust Company of Canada, a private Canadian company that manages the administration of shareholder and employee records from public and private companies throughout North America. Formerly, Mr. McFadyen had been President, Midstream Division, with Alberta Energy Company Ltd. (now EnCana Corporation) from 1995 until 2002.

		Attendance:
Calgary, Alberta
Age: 64		Board:	10/11
Independent Director
Director Since: 2002		Audit Committee	4/4

Ownership:
Trust Units:	55,329
Incentive Rights:	60,000	Current Public Board Memberships:
Unit Award Rights:	2,286
Total Equivalent Trust Units:	117,615	Hunting PLC

John E. Zahary

Mr. Zahary is a Professional Engineer with over 20 years of operational and management experience in the oil and natural gas industry, and is currently responsible for Harvest’s overall executive leadership. Mr. Zahary was President and Chief Executive Officer of Viking from April 2004 until its merger with Harvest in February 2006. Prior thereto, he held senior positions at numerous integrated oil and gas companies in western Canada. Mr. Zahary has a broad range of industry involvement including Chair of the Petroleum Technology Research Centre, Governor of the Canadian Association of Petroleum Producers, and ex-President of the Alberta Chamber of Resources.

		Attendance:
Calgary, Alberta
Age: 46		Board:	n/a
Non-Independent Nominee
Director Since: n/a		Audit Committee	n/a

Ownership:		Reserves, Safety & Environment
Trust Units:	99,979	Committee:	n/a
Incentive Rights:	325,000
Unit Award Rights:	13,000
Convertible Debentures:	$800,000	Current Public Board Memberships:
Total Equivalent Trust Units:	462,848	N/A

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. John Brussa was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) in 2003, which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (now Rider Resources Ltd.).

Other than the item referenced above, to our knowledge, no proposed director: (i) is, or has been in the last ten years, a director, chief executive officer or chief financial officer of an issuer (including the Trust) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as the auditor of the Trust, to hold office until the next annual meeting of unitholders and to authorize the directors to fix their remuneration as such. KPMG LLP has been the Trust’s auditor since 2002.

Approval of the Amendment of our Trust Indenture

At the meeting, securityholders will be asked to approve an amendment to our trust indenture, as recommended by management. The following provides a summary of the proposed change. A copy of the proposed blacklined changes to the trust indenture as approved by the Board of Directors, subject to securityholder approval, has been filed on SEDAR, which may be accessed at www.sedar.com or may be obtained at no cost upon request from the Chief Financial Officer of Harvest Operations Corp. at 2100, 330 – 5tth Avenue S.W., Calgary, Alberta T2P 0L4, telephone (403) 265-1178.

Repurchase by the Trust of Trust Units or Other Securities

We are proposing to amend the trust indenture to allow the Trust to purchase for cancellation from time to time trust units (or other securities of the Trust which may be issued and outstanding from time to time) to the extent allowed under the Trust’s various debt indentures. The repurchases would be made in the market or upon any recognized stock exchange on which such securities are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of such securities.

While the Trust has no current or future plans to repurchase its units, it wishes to have the flexibility to do so should the opportunity arise in the future.

Approval Required

Pursuant to the provisions of the trust indenture, these amendments must be approved by the holders of 66 % of the trust units represented at the meeting and voted on this resolution. Accordingly, at the meeting, the following special resolution will be presented:

BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE SECURITYHOLDERS OF HARVEST ENERGY TRUST, that the amendment of the Fourth Amended and Restated Trust Indenture dated January 1, 2008 (the "Trust Indenture") as described in the information circular – proxy statement of Harvest Energy Trust dated March 20, 2008 be and the same is hereby authorized and approved and Harvest Operations Corp. and Valiant Trust Company be authorized to execute an amendment and restatement of such Trust Indenture which gives effect to such amendments.

Approval of Grant of Unallocated Incentive Rights – Trust Unit Rights Incentive Plan

Unitholders will also be asked at the meeting to consider and, if thought fit, pass an ordinary resolution to approve the grant of unallocated rights to purchase trust units under our trust unit rights incentive plan (the "Trust Unit Rights Incentive Plan"). A detailed description of the Trust Unit Rights Incentive Plan is set forth under "Directors’ and Officers’ Compensation" in the section entitled "Description of Trust Unit Rights Incentive Plan".

Section 613(a) of the Toronto Stock Exchange Company Manual provides that every three (3) years after the institution of a security-based compensation arrangement all unallocated rights, options or other entitlements under such arrangement that does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders. As the Trust Unit Rights Incentive Plan is considered to be a security-based compensation arrangement and as the maximum number of trust units issuable pursuant to such plan is not a fixed number and instead is equal to 7% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares, approval is being sought at this meeting to approve the grant of unallocated rights under the Trust Unit Rights Incentive Plan. If approval is obtained at the meeting, the Trust will not be required to seek further approval of the grant of unallocated rights under the Trust Unit Rights Incentive Plan until May 20, 2011. If approval is not obtained at the meeting, rights that are outstanding as of May 4, 2008 will be unaffected; however, rights that have not been allocated as of May 4, 2008 and rights that are outstanding as of May 4, 2008 and that are subsequently cancelled, terminated or exercised will not be available for any new grants of rights under the Trust Unit Rights Incentive Plan.

Approval Required

In accordance with the requirements of the Toronto Stock Exchange, approval of the grant of unallocated rights under the Trust Unit Rights Incentive Plan requires approval of a majority of the votes cast at the meeting. Accordingly, at the meeting, unitholders will be asked to consider and, if thought fit, pass an ordinary resolution of unitholders as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT all unallocated rights issuable pursuant the Trust Unit Rights Incentive Plan of Harvest Energy Trust are approved and authorized until May 20, 2011.

Approval of Grant of Unallocated Rights – Unit Award Incentive Plan

Unitholders will also be asked at the meeting to consider and, if thought fit, pass an ordinary resolution to approve the grant of unallocated rights to be issued trust units under our unit award incentive plan (the "Unit Award Incentive Plan"). A detailed description of the Unit Award Incentive Plan is set forth under "Directors’ and Officers’ Compensation" in the section entitled "Description of Unit Award Incentive Plan".

Section 613(a) of the Toronto Stock Exchange Company Manual provides that every three (3) years after the institution of a security-based compensation arrangement all unallocated rights, options or other entitlements under such arrangement that does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders. As the Unit Award Incentive Plan is considered to be a security-based compensation arrangement and as the maximum number of trust units issuable pursuant to such plan is not a fixed number and instead is equal to 0.5% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares, approval is being sought at this meeting to approve the grant of unallocated rights under the Unit Award Incentive Plan. If approval is obtained at the meeting, the Trust will not be required to seek further approval of the grant of unallocated rights under the Unit Award Incentive Plan until May 20, 2011. If approval is not obtained at the meeting, rights that are outstanding as of May 20, 2008 will be unaffected; however, rights that have not been allocated as of May 20, 2008 and rights that are outstanding as of May 20, 2008 and that are subsequently cancelled, terminated or exercised will not be available for any new grants of rights under the Unit Award Incentive Plan.

In accordance with the requirements of the Toronto Stock Exchange, approval of the grant of unallocated rights under the Unit Award Incentive Plan requires approval of a majority of the votes cast at the meeting. Accordingly, at the meeting, unitholders will be asked to consider and, if thought fit, pass an ordinary resolution of unitholders as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT all unallocated rights issuable pursuant the Unit Award Incentive Plan of Harvest Energy Trust are approved and authorized until May 20, 2011.

DIRECTORS’ AND OFFICERS’ COMPENSATION

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee of the Board of Directors consists of John A. Brussa, M. Bruce Chernoff and William A. Friley Jr. The Compensation and Corporate Governance Committee periodically reviews the Trust’s compensation policy with respect to its executive officers and employees.

Board of Directors Report on Compensation

TO: The Unitholders of Harvest Energy Trust

Compensation Strategy - Executives

Harvest’s compensation plan for the executive officers has consisted of a combination of base salary, bonuses and the grant of rights under both the Trust’s Unit Rights Incentive Plan and Unit Award Incentive Plan. The Compensation and Corporate Governance Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other Canadian conventional oil and natural gas trusts and similar sized oil and natural gas companies with a view to ensuring that such overall compensation packages are competitive. Such information is obtained from the annual Canadian oil and gas industry salaries and benefits survey prepared by Mercer Human Resource Consulting

(" Mercer"), a firm of independent consultants that regularly reviews compensation practices in Canada.

CEO Compensation

The compensation for the President and Chief Executive Officer is set annually by the Board of Directors. Salary, bonus and grants of Incentive Rights and Unit Awards (both defined below) are determined based on both comparable compensation in the marketplace, as published by Mercer, and individual performance against set objectives.

The Compensation and Corporate Governance Committee reviewed the CEO’s performance in 2007 against several specific corporate and individual goals and objectives. These included goals relating to financial returns, asset quality, production and reserve levels on an absolute and per unit basis, refining output, operating and administrative costs, reserve replacement costs, recycle ratios, oil refining margins, balance sheet strength, and employee and organizational culture issues. In addition, performance was assessed against specific goals concerning safety and environment issues, corporate governance, staff development, and involvement and leadership within industry and the community. Performance in these areas was reviewed on both a stand-alone basis and relative to other oil and gas entities, where applicable. Based on the review, the CEO’s salary, bonus and unit-based compensation were determined accordingly. The committee also reviewed the other senior executives’ performance in relation to similar goals in their respective areas of responsibility and determined their salaries, bonuses, and unit-based compensation accordingly.

Base Salaries

Base salaries for employees are determined with reference to comparable marketplace salaries, as published by Mercer. Harvest’s base salary structure is competitive with other Canadian independent oil and gas royalty trusts and similar sized oil and natural gas companies and is targeted at the median of Harvest’s peer group.

Short-Term Incentive Program

All employees are eligible to participate in Harvest’s annual short-term incentive program, which is designed to reward individual and corporate performance in the form of cash bonus payments. These bonus payments are determined with reference to comparable marketplace amounts, as published by Mercer. Awards are intended to be competitive with Harvest’s peer group if average individual and corporate performance is achieved, and exceed the average if performance is better. The measures used to assess performance include changes in production and reserves per Trust Unit, total unitholder return (capital appreciation plus distributions), and individual contributions to Harvest.

Long-Term Trust Unit Rights Incentive Plan and Unit Award Incentive Plan

Rights are granted under our Trust Unit Rights Incentive Plan and Unit Award Incentive Plan to our directors, officers, employees and other service providers upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of or the special contribution by eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to expected performance. Additional grants may also be made to replace vested and/or expired rights.

Description of Trust Unit Rights Incentive Plan

The Trust has adopted the Trust Unit Rights Incentive Plan, which permits the Board of Directors to grant nontransferable rights to purchase trust units ("Incentive Rights") to the directors, officers, consultants, employees and other ongoing service providers of the Trust and its subsidiaries (referred to in the following description as "Service Providers"). The purpose of the Trust Unit Rights Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and contribution to the success of Harvest.

The Trust Unit Rights Incentive Plan was last ratified by Unitholders at a meeting held May 4, 2005 where effective on such date the Trust Unit Rights Incentive Plan was amended: (i) to increase the total number of trust units issuable under the Trust Unit Rights Incentive Plan from 1,487,250 trust units to a cumulative maximum equal to 7% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares; (ii) by amending the definition of "market price", being the lowest grant price at which an Incentive Right may be issued, to be the volume weighted average trading price of the trust units for the 5 trading days prior to the date of grant; (iii) to provide that the number of trust units issuable pursuant to the Trust Unit Rights Incentive Plan and all other trust unit compensation arrangements to insiders shall not exceed 10% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares and to provide that the number of trust units issuable within one year pursuant to the Trust Unit Rights Incentive Plan and all other trust unit compensation arrangements to insiders shall not exceed 10% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares; and (iv) to allow the Board of Directors, by resolution, to amend the Incentive Plan without unitholder approval; however, the directors are not entitled to amend a grant for an Incentive Right held by an insider to lower the exercise price or to extend the expiry date.

As at March 20, 2008, Incentive Rights to acquire 5,394,505 trust units (representing 3.6% of the outstanding trust units) were outstanding and Incentive Rights to acquire 5,184,787 trust units (representing 3.4% of the outstanding trust units) were available for future grants.

The Board of Directors administers the Trust Unit Rights Incentive Plan and determines participants in such plan, numbers of Incentive Rights granted, and the terms of vesting of Incentive Rights. Substantially all Incentive Rights vest 25% per year beginning on the first anniversary of the grant date. Incentive Rights may not be assigned or transferred. The grant price of the Incentive Rights (the "Grant Price") shall not be less than the volume weighted average trading price of the trust units for the 5 trading days prior to the date of grant and the exercise price

("Exercise Price") of the Incentive Rights is calculated by deducting from the Grant Price an amount in respect of each distribution (but not exceeding the amount of the distribution) made by the Trust after the Grant Date, but only if the Trust’s net operating cash flow for that month in which the distribution was made exceeds 0.833% of the Trust’s recorded cost of capital assets less all debt, working capital deficiency (surplus) and debt equivalent instruments, accumulated depletion, depreciation and amortization charges, asset retirement obligations and any future income tax liability associated with such capital assets at the end of each month. In no event will the Exercise Price be less than $0.01 per trust unit.

Incentive Rights are exercisable for a maximum of five years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be a Service Provider. In the case of early termination, a holder is entitled, from the date the holder ceased to be a Service Provider until the earlier of 30 days and the end of the exercise period, to exercise vested Incentive Rights. In the case of death, the estate of the holder is entitled, from the date of death until the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of early termination or at date of the holder’s death are immediately null and void. The holder has the option to settle outstanding vested Incentive Rights with either trust units and/or cash. The number of trust units to be issued to settle outstanding Incentive Rights shall be equal to the amount determined by multiplying the number of Incentive Rights by the quotient obtained by dividing the difference between the current market price of a trust unit and the Exercise Price by the current market price of a trust unit. Cash paid to settle outstanding Incentive Rights will equal the difference between the current market price of a trust unit less the Exercise Price multiplied by the number of Incentive Rights to be settled.

The number of trust units reserved for issuance pursuant to the Trust Unit Rights Incentive Plan to any one person shall not at any time exceed 5% of the aggregate number of outstanding trust units and trust units issuable upon the exchange of any outstanding exchangeable shares. The number of trust units issuable pursuant to the Trust Unit Rights Incentive Plan and all other trust unit compensation arrangements to insiders of the Trust shall not exceed 10% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares. The number of trust units issued within one (1) year pursuant to the Trust Unit Rights Incentive Plan and all other trust unit compensation arrangements to insiders of the Trust shall not exceed 10% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares. All unvested Incentive Rights will vest and become exercisable in the event of a change of control (as hereinafter defined). For the purposes of the Trust Unit Rights Incentive Plan, "change of control" includes: (i) a successful take-over bid pursuant to which the offeror would, as a result of such take-over bid, if successful, beneficially own in excess of 50% of the outstanding trust units; (ii) the issuance to or acquisition by any person, or group of persons acting in concert, of trust units that in the aggregate total 50% or more of the then issued and outstanding trust units; (iii) a change in the ownership of Harvest Operations Corp., the effect of which is that a sufficient number of voting shares necessary to elect a majority of directors are not beneficially held or under the direction or control of the Trust; (iv) a sale of assets representing at least 75% of Harvest Operations Corp.’s total assets; and (v) the termination of the Trust or a going private transaction.

The Board of Directors may, subject to stock exchange or other regulatory approval, amend or discontinue the Trust Unit Rights Incentive Plan or any Incentive Rights at any time, provided that no such amendment may increase the maximum number of trust units that may be granted under the Incentive Plan in the aggregate or to any person or group of persons, change the manner of determining the market price, extend the period during which Incentive Rights may be exercised or, without the consent of the service provider, alter or impair any Incentive Right previously granted to a service provider under the Incentive Plan. Notwithstanding the foregoing, however, the amendment of Incentive Rights that have been granted pursuant to the Incentive Plan require only the prior approval of the Board of Directors, provided, however that amendments to Incentive Rights that have been granted pursuant to the Incentive Plan that are held by insiders and that entail a reduction in the Grant Price or an extension of the term of such Incentive Rights will require disinterested unitholder approval.

Section 613(a) of the Toronto Stock Exchange Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders. The Trust Unit Rights Incentive Plan is considered to be a security based compensation arrangement and as the maximum number of trust units issuable pursuant to such plan is not a fixed number and instead is equal to 7% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding exchangeable shares. In the resolutions above, the Trust is seeking approval of the grant of unallocated Incentive Rights under the Trust Unit Rights Incentive Plan until May 20, 2011.

Description of Unit Award Incentive Plan

The Trust has also adopted the Unit Award Incentive Plan, which authorizes the Board of Directors to grant unit awards ("Unit Awards") to directors, officers, employees and consultants of the Trust and its affiliates (referred to in the following description as "Service Providers"). Upon vesting, Unit Awards entitle the holder to receive the number of Harvest Units subject to the Unit Award. The purpose of the Unit Award Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and contribution to the success of Harvest.

The Unit Award Incentive Plan was initially ratified by Unitholders at a meeting held June 22, 2004 and at a meeting of Unitholders held February 2, 2006, amendments to the Unit Award Incentive Plan were approved to: (i) delete the reference to the fixed number of trust units issuable pursuant to the plan, and provide that the number of trust units granted and outstanding thereunder at any time shall not exceed a number of trust units equal to 0.5% of the aggregate number of issued and outstanding trust units and the number of trust units issuable upon exchange of Exchangeable Securities, if any; (ii) add a definition of "Exchangeable Securities" to mean shares or other securities in the capital of the Corporation or any other Trust Affiliate that are exchangeable into Harvest trust units; (iii) amend the definition of "Adjustment Ratio", which is the ratio used to adjust the number of trust units to be issued on the applicable Issue Date(s) pertaining to any Unit Awards determined in accordance with the terms of the Plan, such that it shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each ex distribution date for each distribution record date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the distribution, expressed as an amount per unit, declared for that distribution record date multiplied by the Adjustment Ratio immediately prior to the ex distribution date for the distribution record date, and having as its denominator the fair market value of the trust units immediately preceding that ex distribution date for the distribution record date; and (iv) amend the definition of "Distribution" to mean a distribution declared by Harvest in respect of the trust units, expressed as an amount per unit.

As at March 20, 2008, Unit Awards to acquire 326,053 trust units (representing 0.2% of the outstanding trust units) were outstanding and Unit Awards to acquire 429,610 trust units (representing 0.3% of the outstanding trust units) were available for future grants.

The Board of Directors administers and determines participants in the Unit Award Incentive Plan and the number Unit Awards to be granted to participants. Unit Awards may not be assigned or transferred. Each Unit Award entitles the holder to be issued the number of trust units designated in the Unit Award. As set out in the plan, one-fourth of Unit Awards vest on each of the first, second, third and fourth anniversary dates of the date of grant. The Board may, in its sole discretion, accelerate the vesting period for all or any Unit Awards. Currently, most Unit Awards carry a vesting period as accelerated by the board of 50% per year beginning on the first anniversary of the grant date. A holder of a Unit Award may elect, subject to the consent of the Board of Directors, to receive an amount in cash equal to the aggregate current market value of the trust units to which the holder is entitled under his or her Unit Award in lieu of the issue of trust units under such Unit Award. The amount payable to the holder is based on the closing price of the trust units on the Toronto Stock Exchange on the trading day immediately preceding the issue date of the trust units. If Harvest and the holder so agree, this amount may be satisfied in whole or in part by trust units acquired by Harvest on the Toronto Stock Exchange provided that the total number of trust units that may be so acquired on the Toronto Stock Exchange within any twelve month period may not exceed 5% of the outstanding trust units at the beginning of the period and within any 30 day period may not exceed 2% of the outstanding trust units at the beginning of the period.

The Unit Award Incentive Plan provides for cumulative compounding adjustments to the number of Harvest Units to be issued on each date that distributions accrue to Harvest Units by an amount equal to a fraction having as its numerator the amount of the distribution per Harvest Unit multiplied by the number of Harvest Units issuable immediately prior to the ex-distribution date and having as its denominator the fair market value, as calculated under the Unit Award Incentive Plan, of the Harvest Units.

Unit Awards are exercisable for a maximum of four years from the date of the grant thereof. Unless otherwise provided in a particular Unit Award agreement or any written employment agreement, if a holder of a Unit Award ceases to be a service provider as a result of termination for cause, all outstanding Unit Award agreements under which Unit Awards have been made to such holder will be terminated and all rights to receive trust units thereunder, except to the extent that those rights have vested, shall be forfeited. If the holder ceases to be a service provider as a result of being terminated other than a termination for cause, effective as of the last day of any notice period applicable in respect of such termination, all outstanding Unit Award agreements under which Unit Awards have been made to such holder shall be terminated and all rights to receive trust units thereunder, except to the extent that those rights have vested, shall be forfeited, unless otherwise approved by the Board of Directors.

If a holder of Unit Awards voluntarily ceases to be a service provider for any reason other than such retirement or death, effective as of the later of: (i) last day of any notice period applicable in respect of such voluntary resignation; or (ii) the date which is thirty (30) days after the date that the holder ceases to be a service provider, all outstanding Unit Award agreements under which Unit Awards have been made to such holder shall be terminated and all rights to receive Harvest Units thereunder shall be forfeited provided, however, that notwithstanding the foregoing, the right to receive trust units under a Unit Award shall not be affected by a change of employment or term of office or appointment within or among Harvest of any of its affiliates so long as the holder continues to be a service provider. If a holder of Unit Awards ceases to be a service provider as a result of retirement or death, the issue date for all vested trust units awarded to such person under any outstanding Unit Award agreements shall be as of the date such person ceases to be a service provider as a result of such retirement or the date of death, as the case may be.

No one person may be granted any Unit Award under the Unit Award Incentive Plan if such grant could result, at any time, in: (i) the number of trust units reserved for issuance pursuant to issuances under the plan and all other established or proposed trust unit compensation arrangements granted to insiders of Harvest exceeding 10% of the aggregate issued and outstanding Harvest Units; (ii) the issuance to insiders of Harvest pursuant to the Unit Award Incentive Plan and all other established or proposed trust unit compensation arrangements, within a one year period, of a number of trust units exceeding 10% of the aggregate issued and outstanding trust units; (iii) the issuance pursuant to the Plan and all other established or proposed trust unit compensation arrangements to any one insider of Harvest, or such insider’s associates, within a one year period, of a number of trust units exceeding 5% of the aggregate issued and outstanding trust units; or (iv) the issuance pursuant to the Unit Award Incentive Plan to any one person of a number of trust units exceeding 5% of the aggregate issued and outstanding trust units.

In the event of a change of control (as hereinafter defined), the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be issued immediately prior to the date upon which the change of control is completed. In the Unit Award Incentive Plan "change of control" is defined as: (i) a successful take-over bid; (ii) any change in the beneficial ownership or control of the outstanding securities or other interests which results in a person or group of persons acting jointly or in concert or an affiliate or associate of such person or group of persons holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Trust other than as a result of a transaction or series of transactions approved by the Board of Directors unless such holding, owning or controlling exceeds 50% of the outstanding voting securities or interests of the Trust; (iii) incumbent members of the Board of Directors no longer constituting a majority of the Board of Directors; (iv) the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Trust to any person or persons other than pursuant to an internal reorganization; or (v) any determination by a majority of the Board of Directors that a change of control has occurred or is about to occur.

Harvest Operations Corp. has the right to amend from time to time or to terminate the terms and conditions of the Unit Award Incentive Plan by resolution of the Board of Directors. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Toronto Stock Exchange. Any amendment to the Unit Award Incentive Plan shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of HOC and the service providers to whom such Unit Awards have been made.

Section 613(a) of the Toronto Stock Exchange Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders. The Unit Award Incentive Plan is considered to be a security based compensation arrangement and as the maximum number of trust units issuable pursuant to such plan is not a fixed number and instead is equal to 0.5% of the aggregate of the number of outstanding trust units and the number of trust units issuable upon the exchange of any outstanding Exchangeable Securities. In the resolutions above, the Trust is seeking approval of the grant of unallocated Unit Awards under the Unit Award Incentive Plan until May 20, 2011.

Summary

The Board of Directors believes that long term unitholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as industry-competitive pay practices.

The foregoing report is submitted by the Compensation and Corporate Governance Committee, the Board members of which are:

John A. Brussa
M. Bruce Chernoff
William A. Friley Jr.

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid for each of the years ended December 31, 2007, 2006 and 2005 to our Chief Executive Officer, Chief Financial Officer and the next three highest paid executive officers whose total salary and bonus exceeded $150,000 in the year ended December 31, 2007.

		Annual Compensation
					Securities
					Under
				Other Annual	Rights	All Other
Name and Principal		Salary	Bonus	Compensation	Granted	Compensation
Position	Year	($)	($)	($)	(#)(12)	($)

John Zahary(1)	2007	355,000	-	45,531(8)	178,000	-
President and Chief	2006	303,188	250,000	53,568(9)	160,000	-
Executive Officer
Robert Fotheringham(2)	2007	225,000	75,000	47,065(8)	43,100	-
Chief Financial Officer	2006	192,500	150,000	25,455(9)	138,000	-
Robert Morgan(3)	2007	225,000	-	32,247(8)	92,500	-
Chief Operating Officer,	2006	186,708	150,000	25,391(9)	138,000	-
Upstream
Jacob Roorda(4)	2007	187,212	-	23,145(8)	52,000	-
Vice President, Corporate	2006	208,333	150,000	533,576(9)(10)	140,500	621,750(13)
	2005	190,000	175,000(7)	20,056(11)	30,000	-
Phillip Reist(5)	2007	175,000	37,500	42,198(8)	14,500	-
Vice President, Controller	2006	142,083	75,000	37,406(9)	43,310	-
Brad Aldrich(6)	2007	129,006	-	14,013(8)	230,500	-
Chief Operating Officer,
Downstream

Notes:

(1) Mr. Zahary was appointed as President and Chief Executive Officer of Harvest Operations Corp. on February 2, 2006.
(2) Mr. Fotheringham was appointed as Chief Financial Officer of Harvest Operations Corp. on February 2, 2006.
(3) Mr. Morgan was appointed as Chief Operating Officer, Upstream of Harvest Operations Corp. on February 2, 2006.
(4) Mr. Roorda was appointed as Vice President, Corporate of Harvest Operations Corp. on February 3, 2006 and resigned as President of Harvest Operations Corp. on such date.
(5) Mr. Reist was appointed Controller of Harvest Operations Corp. on February 3, 2006 and was appointed Vice President, Controller on March 16, 2007.
(6) Mr. Aldrich began employment with Harvest on June 11, 2007 and was appointed as Chief Operating Officer, Downstream of Harvest Operations Corp. on November 26, 2007. If Mr. Aldrich’s compensation were annualized, he would be one of the "next three highest paid executive officers".
(7) Bonuses paid to executive officers in 2005 were paid with Unit Awards.
(8) Includes employer savings plan contributions of $35,500, $22,500, $22,500, $16,744, $17,500 and $10,542 for Messrs Zahary, Fotheringham, Morgan, Roorda, Reist and Aldrich respectively.

(9) Includes employee savings plan contribution of $29,216, $18,550, $18,006, $18,208 and $13,693 for Messrs. Zahary, Fotheringham, Morgan, Roorda and Reist respectively.
(10) Includes the cash received as a result of exercising Incentive Rights under the Trust Unit Rights Incentive Plan in the amount of $507,370.
(11) Includes employer savings plan contributions of $19,000.
(12) Messrs Zahary, Fotheringham, Morgan, Aldrich and Roorda were granted their Securities Under Rights in February 2008. Mr. Aldrich was granted 92,500 of his Securities Under Rights in February 2008.
(13) Represents the payment made pursuant to Mr. Roorda’s employment agreement resulting from the Plan of Arrangement involving, among others, Harvest Energy Trust and Viking Energy Royalty Trust.

The total cash compensation paid to our Chief Executive Officer, Chief Financial Officer and the next three highest paid executive officers whose total salary and bonus exceeded $150,000 as a percentage of annual cash flow from operations was 0.22%, 0.51%, and 0.62% for 2007, 2006, and 2005 respectively.

CEO Compensation Table

The following table summarizes the total compensation paid to Harvest’s Chief Executive Officer in each of 2005, 2006, and 2007.

CEO Compensation

		John Zahary		Jacob Roorda

	Total (2005-2007)	2007	2006	2005
Annual Compensation
Base Salary	$875,750	$355,000	$330,750	$190,000
Variable Compensation
Annual Bonus	$425,000	-	$250,000	$175,000
Incentive Rights Granted	355,000	175,000	150,000	30,000
Value of Incentive Rights(1)(3)	$1,073,435	$523,775	$516,150	$33,510
Unit Awards Granted	19,394	3,000	10,000	6,394
Value of Unit Awards(2)(3)	$387,233,	$51,750	$224,100	$111,383
Total Direct Compensation	$2,761,418	$930,525	$1,321,000	$509,893
Savings Plan Contributions	$83,716	$35,500	$29,216	$19,000
Other taxable benefits	$38,439	$10,031	$27,352	$1,056
Total Compensation	$2,883,573	$976,056	$1,377,568	$529,949

Notes:

(1) Incentive Rights value is calculated using binomial lattice methodology.
(2) Unit Awards value is calculated using binomial lattice methodology.
(3) Mr. Zahary was granted his Incentive Rights and Unit Awards relating to 2007 compensation in February 2008.

Trust Unit Ownership requirements of the CEO

The CEO is expected to maintain ownership of Trust Units, or an equivalent value of Convertible Debentures, equal or in excess of two times his annual salary. The CEO is in compliance with the Trust Unit ownership requirements. The CEO is required to disclose to the Chairman of the Board of Directors and the Compensation and Corporate Governance Committee any intention to dispose of Trust Units.

Remuneration of Directors

Each of the directors of Harvest Operations Corp., except for Mr. Chernoff, is paid an annual retainer of $20,000, $500 for each Board meeting attended, $500 for each committee meeting attended (if on a date different from a

Board meeting date) and is entitled to reimbursement for expenses incurred in carrying out his duties as director. The directors are also entitled to participate in the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan. For the year ended December 31, 2007, the directors of Harvest Operations Corp. earned the following remuneration:

Directors’ Compensation
			Committee		Value of
		Meeting	Meeting		Incentive
	Annual	Attendance	Attendance		Rights
Name	Retainer	Fees(1)	Fees(1)	Total Fees	Granted(2)
Kevin Bennett	20,000	5,500	1,500	27,000	44,895
Dale Blue	20,000	5,500	-	25,500	44,895
David Boone	20,000	5,500	1,500	27,000	44,895
John A. Brussa	20,000	5,000	500	25,500	44,895
M. Bruce Chernoff	-	-	-	-	-
William A. Friley, Jr.	20,000	5,000	500	25,500	44,895
Verne G. Johnson	20,000	5,500	1,000	26,500	44,895
Hector J. McFadyen	20,000	5,000	-	25,000	44,895
Total	140,000	37,000	5,000	182,000	314,265

Notes:

(1)

Directors may elect to be paid meeting fees with Unit Awards.

(2)

Value of Incentive Rights is calculated using binomial lattice methodology.

Total Directors’ fees for the fiscal years ended December 31, 2006 and 2005 were $214,500 and $82,000 respectively.

Trust Unit Incentive Rights and Unit Awards Granted During the Year Ended December 31, 2007

The following table sets forth details with respect to all rights granted under the Trust Unit Rights Incentive Plan during 2007 to our chief executive officer, our chief financial officer and the next three highest paid executive officers whose total salary and bonus exceeded $150,000 for the year ended December 31, 2007.

Dec 31, 2007
Weighted
		% of Total	Average	Market Value of
	Securities	Rights Granted	Exercise	Securities Underlying
	Under	to Employees in	Price	Rights on the Date of	Expiration
Name	Rights(1)	Fiscal Year	($/Security)	Grant ($/Security)	Date
John Zahary	-	-	n/a	n/a	n/a
Robert Fotheringham	-	-	n/a	n/a	n/a
Robert Morgan	-	-	n/a	n/a	n/a
Jacob Roorda	-	-	n/a	n/a	n/a
Phillip Reist	-	-	n/a	n/a	n/a
Brad Aldrich	130,000	22.55	30.23	32.62	June 11, 2012

Notes:

(1)

Messrs Zahary, Fotheringham, Morgan, Roorda, Reist and Aldrich were granted 175,000, 40,600, 90,000, 50,000, 12,500 and 90,000 Incentive Rights respectively in February 2008.

The following table sets forth details with respect to all rights granted under the Unit Award Incentive Plan during 2007 to our chief executive officer, our chief financial officer and the next three highest paid executive officers whose total salary and bonus exceeded $150,000 for the year ended December 31, 2007.

% of Total
		Rights	Market Value of
	Securities	Granted to	Securities Underlying
	Under	Employees in	Rights on the Date of	Expiration
Name	Rights(1)	Financial Year	Grant ($/Security)	Date
John Zahary	-	-	n/a	n/a
Robert Fotheringham	-	-	n/a	n/a
Robert Morgan	-	-	n/a	n/a
Jacob Roorda	-	-	n/a	n/a
Phillip Reist	-	-	n/a	n/a
Brad Aldrich	8,000	14.25	32.62	June 11, 2011

Notes:

(1)

Messrs Zahary, Fotheringham, Morgan, Roorda, Reist and Aldrich and were granted 3,000, 2,500, 2,500, 2,000, 2,000 and 2,500 Unit Awards respectively in February 2008.

The following tables outline, as at December 31, 2007, the number of trust units issuable upon the exercise of outstanding rights, the weighted average exercise price of outstanding rights and the number of trust units available for future issuance under the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

Trust Unit Rights Incentive Plan

	# of trust units to be issued		# of available trust units
	upon exercise of	Weighted-average exercise	available for future issuance
	outstanding rights	price of outstanding rights	under the plan
Incentive Rights approved by Unitholders	3,823,683	$25.74	6,556,699
Incentive Rights not approved by Unitholders	-	-	-
Total	3,823,683	$25.74	6,556,699

Unit Award Incentive Plan

	# of trust units to be issued		# of available trust units
	upon exercise of	Weighted-average exercise	available for future issuance
	outstanding rights	price of outstanding rights	under the plan
Unit Awards approved by Unitholders	279,720	$0.00	461,735
Unit Awards not approved by Unitholders	-	-	-
Total	279,720	$0.00	461,735

Trust Unit Incentive Rights and Unit Awards Exercised During the Year Ended December 31, 2007 and Year End Rights Values

The following table sets forth with respect to our chief executive officer, our chief financial officer and the next three highest paid executive officers whose total salary and bonus exceeded $150,000 for the year ended December 31, 2007, the number of Incentive Rights and Unit Awards exercised and the number of unexercised rights and the value of in-the-money rights under the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan based upon the closing price of the trust units of $20.63 on December 31, 2007.

Value of unexercised in-
		Aggregate	Unexercised unit rights at	the-money unit rights at
	Securities acquired	Value	year-end (#)	year-end(1) ($)
Name	on exercise (#)	Realized ($)	exerciseable/unexercisable	exerciseable/unexercisable
John Zahary	-	-	43,333/116,667	151,611/106,122
Robert Fotheringham	-	-	37,167/100,833	121,305/84,881
Robert Morgan	-	-	37,167/100,833	121,305/84,881
Jacob Roorda	-	-	78,651/100,833	720,089/84,881
Phillip Reist	647	17,646	10,830/31,380	20,121/15,017
Brad Aldrich	-	-	0/138,000	0/178,796

Notes:

(1)

Incentive Rights are valued based on the difference between the closing price of $20.63 per trust unit on the TSX on December 31, 2007 and the grant price of the Incentive Right, giving effect to distributions per trust unit paid after the date the Incentive Right was granted multiplied by the number of trust units issuable under the Incentive Right. Unit Awards are valued using the closing price of $20.63 per trust unit on the TSX on December 31, 2007 multiplied by the number of trust units issuable under the Unit Award, giving effect to distributions per trust unit paid after the date the Unit Award was granted.

Employment Contracts

Harvest Operations Corp. has entered into employment agreements with each of Messrs Zahary, Fotheringham, Morgan, Aldrich and Roorda. Under each contract, if an executive is terminated without cause (including pursuant to a "change in control"), such executive is entitled to a payment of no less than 15 months of his prior salary, bonus and benefits and no more than 18 months of his prior salary, bonus and benefits, depending on the executive’s years of service. A "change of control" is defined as one of (a) a successful "take-over bid" as defined in the Securities Act, (b) the issuance or acquisition of units representing more than 50% of the issued and outstanding units of Harvest, (c) a change in the ownership of Harvest Operation Corp. such that Harvest no longer holds the votes necessary to elect a majority of the Board of Directors, (d) incumbent directors no longer constituting a majority of the Board of Directors, (e) a sale of at least 75% of Harvest Operations Corp.’s assets, (f) the termination of Harvest or a going private transaction, or (g) such other event that, in the opinion of the Board of Directors, should be a change in control.

Performance Graph

The closing price of the Trust Units on the TSX on December 31, 2002 was $9.50. The closing price of the Trust Units on the TSX on December 31, 2007 was $20.63. The following graph illustrates changes from December 31, 2002 to December 31, 2007, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units on December 31, 2002 with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Energy Trust Index with all dividends and distributions reinvested.

	Dec 31 2002	Dec 31 2003	Dec 31 2004	Dec 30 2005	Dec 29 2006	Dec 31 2007
Harvest Energy Trust	100.00	183.33	344.54	627.50	508.86	469.86
S&P/TSX Composite Index	100.00	126.72	145.07	180.08	211.16	231.92
S&P/TSX Energy Trust Index	100.00	146.40	191.07	285.43	274.81	283.77

AUDIT COMMITTEE

The audit committee is composed of Verne G. Johnson, Hector J. McFadyen, and Dale Blue. All of the Audit Committee members are independent directors, as defined in Multilateral Instrument 52-110 – Audit Committees.

Multilateral Instrument 52-110 – Audit Committees provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust’s financial statements. All of the members of the Audit Committee are "financially literate" under the definition set out above.

Additional information in respect of the Audit Committee of Harvest Operations Corp. is contained in Appendix C and D to the Trust’s Annual Information Form dated March 27, 2008, which is available on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its security holders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure that is prescribed by NI 58-101.

The prescribed corporate governance disclosure for Harvest is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

The corporate governance structure of Harvest is not the same as for a corporation. Harvest Operations Corp., by agreement with the Trustee of the Trust, is responsible for the overall governance of Harvest. Harvest Operations Corp. is, in turn, managed by the Board of Directors of Harvest Operations Corp. (the "Board of Directors" or the "Board"). The Board of Directors is, in effect, responsible for the overall stewardship and governance of Harvest, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Harvest’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

(1)

Board of Directors

(a)

Disclose the identity of directors who are independent.

The Board of Directors has determined that the following eight (8) directors of Harvest Operations Corp. are independent:

M. Bruce Chernoff
John A. Brussa
Verne G. Johnson
Hector J. McFadyen
Kevin A. Bennett
Dale Blue
David J. Boone
William A. Friley Jr.

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors has determined that all current directors of Harvest Operations Corp. are independent. John Zahary, a candidate for director in 2008, is not independent. He is the President and CEO of Harvest Operations Corp.

(c)

Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the Board of Directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board of Directors has determined that a majority of the directors is independent.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of Harvest Operations Corp. are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer
M. Bruce Chernoff	Arcan Resources Ltd.
Maxim Power Corp.
BlackWatch Energy Services Trust
West Energy Ltd.

John A. Brussa	1322256 Alberta Ltd. (formerly Inex Pharmaceuticals Corporation)
6550568 Canada Inc.
Baytex Energy Trust
BlackWatch Energy Services Trust
Cirrus Energy Corporation
Crew Energy Inc.
Divestco Inc.
Endev Energy Inc.
Enseco Energy Services Corp.
Flagship Energy Inc.
Galleon Energy Inc.
Highpine Oil & Gas Limited
North American Energy Partners Inc.
Energy Savings Income Fund
Orleans Energy Ltd.
Penn West Energy Trust
Progress Energy Trust
Storm Exploration Inc.
Strategic Energy Fund
Trafalgar Energy Ltd.
Yoho Resources Inc.

Verne G. Johnson	Builders Energy Services Trust
Fort Chicago Energy Partners L.P.
Gran Tierra Energy
Suroco Energy

Hector J. McFadyen	Hunting PLC (U.K.)

Kevin A. Bennett	N/A

Dale Blue	N/A

David J. Boone	Western Zagros Resources Ltd.

William A. Friley Jr.	N/A

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

In accordance with the mandate of the Board of Directors as well as the mandate of each of the Audit Committee, the Compensation and Corporate Governance Committee and the Reserves, Safety and Environment Committee, at the end of or during each meeting of the Board of Directors or Audit Committee, as applicable, the members of management of the Corporation who are present at such meeting may be asked to leave the meeting in order that the independent directors can discuss any necessary matters without management being present.

During 2007, the Board of Directors conducted 20 meetings, including Board committee meetings, of which all meetings included an in camera session without members of management present.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Board of Directors has determined that M. Bruce Chernoff, the Chairman of the Board of Directors, is independent. As the Chairman, Mr. Chernoff provides overall leadership to the Board. The Chairman maintains communication with all directors and committee chairs to coordinate input from directors and optimize the effectiveness of the Board and its committees. The Chairman communicates regularly with the President and CEO to ensure that the Board receives adequate and regular updates on all issues important to the direction of Harvest. The Chairman is also responsible for the overall management of the Board.

(g)

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance record of each of the directors of Harvest Operations Corp. is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended

M. Bruce Chernoff	11 out of 11(100%)	1 out of 1 (100%)
John A. Brussa	10 out of 11(91%)	1 out of 1 (100%)
Verne G. Johnson	11 out of 11(100%)	7 out of 8 (88%)
Hector J. McFadyen	10 out of 11(91%)	4 out of 4 (100%)
Kevin A. Bennett	11 out of 11(100%)	4 out of 4 (100%)
Dale Blue	11 out of 11(100%)	4 out of 4 (100%)
David J. Boone	11 out of 11(100%)	4 out of 4 (100%)
William A. Friley Jr.	10 out of 11(91%)	1 out of 1 (100%)

Note: All of the above meetings included an in camera session without members of management present.

(2)

Board Mandate

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The mandate of the Board of Directors is attached as Schedule "A" hereto.

(3)

Position Descriptions

(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors as well as the Chairman of each of the Audit Committee, the Compensation and Corporate Governance Committee, and the Reserves, Safety and Environment Committee.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and the CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed a position description for the President and Chief Executive Officer of Harvest Operations Corp. (the "CEO").

(4)

Orientation and Continuing Education

(a)

Briefly describe what measures the Board takes to orient new directors regarding:

(i)

the role of the Board, its committees and its directors; and

(ii)

the nature and operation of the issuer’s business.

The Compensation and Corporate Governance Committee has the mandate to develop for approval by the Board, an orientation and education program for new Board members in order to ensure that new directors are familiarized with Harvest’s business, including Harvest’s field operations, management, administration, policies and plans, and the procedures of the Board. When a new director is appointed to the Board and/or a Board Committee the director is provided with copies of Harvest’s most recent Annual Report, Quarterly Report and AIF, as well as a copy of the Board Mandate and relevant Committee Mandates.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Harvest Operations Corp. encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. From time to time, Harvest organizes guest seminars for the benefit of its directors related to various relevant topics.

(5)

Ethical Business Conduct

(a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i)

disclose how a person or company may obtain a copy of the code;

The Board of Directors has adopted a code of ethics applicable to all members of Harvest Operations Corp., including directors, officers and employees. In addition, the Board of Directors has adopted a code of ethics specifically applicable to its senior officers. Each director, officer and employee of Harvest Operations Corp. has been provided with a copy of the applicable code of ethics. In addition, a copy of each code of ethics has been filed on SEDAR at www.sedar.com.

(ii)

describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board of Directors monitors compliance with the codes of ethics by requiring each of the officers and employees of Harvest Operations Corp. to affirm in writing on hiring and annually thereafter their compliance with the applicable code of ethics.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the year ended December 31, 2007, that pertain to any conduct of a director or executive officer that constitutes a departure from the Corporation’s code of ethics.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases, an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees of Harvest Operations Corp. are provided with a mechanism by which they can raise concerns in a confidential and anonymous process.

(6)

Nomination of Directors

(a)

Describe the process by which the Board identifies new candidates for board nomination.

The responsibility for proposing new nominees to the Board falls within the mandate of the Compensation and Corporate Governance Committee. New candidates for nomination to the

Board of Directors are identified and selected having regards to the strengths and constitution of the Board members and the perception of the Committee of the needs of Harvest.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Compensation and Corporate Governance Committee, which has the responsibility for proposing new nominees to the Board, is comprised of John A. Brussa, M. Bruce Chernoff and William A. Friley Jr., each of whom is independent.

(c)

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Compensation and Corporate Governance Committee, which has the responsibility for proposing new nominees to the Board, also assists the Board of Directors in matters pertaining to its approach to governance issues, the organization and composition of the Board of Directors, the organization and conduct of Board of Directors meetings, and the effectiveness of the Board of Directors in performing and fulfilling its responsibilities.

In addition to any other duties and authorities delegated to it by the Board from time to time, the Compensation and Corporate Governance Committee has the authority and responsibility for each of the following matters:

(i)

annually reviewing the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(ii)

considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii)

preparing and recommending to the Board annually a statement of corporate governance practices to be included in Harvest’s annual report or information circular as required by the Toronto Stock Exchange and any other regulatory authority;

(iv)

making recommendations to the Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v)

reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(vi)

assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board;

(vii)

recommending suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable individual characteristics for directors;

(viii)

as required, overseeing the development, for approval by the Board, an orientation and education program for new recruits to the Board;

(ix)

acting as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(x)

developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(xi)

reviewing annually the Committee’s Mandate and Terms of Reference;

(xii)

reviewing and considering the engagement at the expense of Harvest Operations Corp. of professional and other advisors by any individual director when so requested by any such director;

(xiii)

establishing, reviewing and updating periodically a Code of Business Conduct and Ethics (the "Code") and ensuring that management has established a system to monitor compliance with this code; and

(xiv)

reviewing management’s monitoring of Harvest Operations Corp.’s compliance with the organization’s Code.

(7)

Compensation

(a)

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

Compensation of Directors

The Compensation and Corporate Governance Committee reviews annually the form and amount of compensation to ensure that such compensation reflects the responsibilities and risks of being an effective director. The Compensation and Corporate Governance Committee benchmarks directors’ compensation against compensation received by directors in similar positions. The Board of Directors will set director compensation based upon recommendations from this committee.

Compensation of Officers

The compensation plan for the executive officers has consisted of a combination of base salary, bonuses and the grant of rights under both the Trust’s Unit Rights Incentive Plan and Unit Award Incentive Plan. The Compensation and Corporate Governance Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other Canadian conventional oil and natural gas trusts and similar sized oil and natural gas companies with a view to ensuring that such overall compensation packages are competitive. Such information is obtained from the annual Canadian oil and gas industry salaries and benefits survey prepared by Mercer Human Resource Consulting

("Mercer"), a firm of independent consultants that regularly reviews compensation practices in Canada.

The compensation for the President and Chief Executive Officer is set annually by the Board of Directors. Salary, bonus and grants of Incentive Rights and Unit Awards (both defined below) are determined based on both comparable compensation in the marketplace, as published by Mercer, and individual performance against set objectives.

The Compensation and Corporate Governance Committee reviews the CEO’s performance against several specific corporate and individual goals and objectives. These include goals relating to financial returns, asset quality, production and reserve levels on an absolute and per unit basis, refining output, operating and administrative costs, reserve replacement costs, recycle ratios, oil refining margins, balance sheet strength, and employee and organizational culture issues. In addition, performance is assessed against specific goals concerning safety and environment issues, corporate governance, staff development, and involvement and leadership within industry and the community. Performance in these areas is reviewed on both a stand-alone basis and relative to other oil and gas entities, where applicable.

The committee also reviews the other senior executives’ performance in relation to similar goals in their respective areas of responsibility and determines their salaries, bonuses, and unit-based compensation accordingly.

Base salaries for officers are determined with reference to comparable marketplace salaries, as published by Mercer. Harvest’s base salary structure is competitive with other Canadian independent oil and gas royalty trusts and similar sized oil and natural gas companies and is targeted at the median of Harvest’s peer group.

All officers are eligible to participate in Harvest’s annual short-term incentive program, which is designed to reward individual and corporate performance in the form of cash bonus payments. These bonus payments are determined with reference to comparable marketplace amounts, as published by Mercer. Awards are intended to be competitive with Harvest’s peer group if average individual and corporate performance is achieved, and exceed the average if performance is better. The measures used to assess performance include changes in production and reserves per Trust Unit, total unitholder return (capital appreciation plus distributions), and individual contributions to Harvest.

Rights are granted under our Trust Unit Rights Incentive Plan and Unit Award Incentive Plan to directors and officers upon their commencement of service. Additional grants are made periodically to recognize exemplary performance or special contributions. An annual grant may be made based on individual performance and Harvest’s performance during the most recently completed financial year in relation to expected performance. Additional grants may also be made to replace vested and/or expired rights.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Board of Directors has appointed the Compensation and Corporate Governance Committee, whose members are John A. Brussa, M. Bruce Chernoff and William A. Friley Jr., each of whom is independent.

(c)

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation and Corporate Governance Committee is responsible to the Board for reviewing matters relating to the human resource policies, employee retention and short and long-term compensation of the directors, officers and employees of Harvest Operations Corp. and its subsidiaries in the context of the budget and business plan of Harvest Operations Corp. The operation of the Compensation and Corporate Governance Committee is described more fully above is sections 6, 7(a) and 7(b).

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation and Corporate Governance Committee has not engaged any advisors during 2007 to assist in developing compensation for Harvest’s directors and officers other than relying on the market compensation information published by Mercer.

(8)

Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Compensation and Corporate Governance Committee, the Board has also appointed a Reserves, Safety and Environment Committee.

The Reserves, Safety and Environment Committee is comprised of David J. Boone, Kevin A. Bennett and Verne G. Johnson. The Reserves, Safety and Environment Committee’s responsibilities include reviewing the annual evaluation reports on our oil and gas reserves, periodically reviewing the qualifications, experience and independence of the consulting engineering firms reporting on our oil and natural gas reserves and meeting with the engineers employed or otherwise retained by the us who prepare such reports.

The Reserves, Safety and Environment Committee is also responsible for monitoring Harvest’s performance in the areas of safety and environmental stewardship and providing strategic direction in those areas when required.

(9)

Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Compensation and Corporate Governance Committee is responsible for reviewing, on an ongoing basis, the effectiveness of the Board as a whole and its committees and the contribution and effectiveness of each individual director. The committee, which includes the Chairman of the Board, assesses the performance of each director, each committee and the Board as a whole on a regular basis, including having each director complete a yearly self-assessment and questionnaire. The Compensation and Corporate Governance Committee also annually reviews the need to recruit and recommend new candidates to fill vacancies on the Board giving consideration to their competencies, skills and personal qualities with a view of improving the overall effectiveness of the Board. The committee then recommends to the Board the nominees for election at each annual meeting.

The Compensation and Corporate Governance Committee also develops and reviews the Trust’s approach to corporate governance matters and reviews, develops and recommends to the Board for approval, procedures designed to ensure that the Board can function independently of management.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2007, or in any proposed transaction which has materially affected or would materially affect Harvest or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

At no time since inception has there been any indebtedness of any director or officer of Harvest Operations Corp., or any associate of any such director or officer, to the Trust or any of its subsidiaries, including Harvest Operations Corp. or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries, including Harvest Operations Corp.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, save as is disclosed herein.

ADDITIONAL INFORMATION

We undertake to provide, upon request, a copy of our 2007 annual report, containing financial information in the management’s discussion and analysis of financial condition and results of operations and the 2007 audited consolidated financial statements sections, as well as a copy of our annual information form, subsequent interim financial statements and this information circular - proxy statement. Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2007. Copies of these documents may be obtained on request without charge from the Chief Financial Officer of Harvest Operations Corp. at 2100, 330 - 5th Avenue S.W. Calgary, Alberta T2P 0L4, telephone (403) 265-1178 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

The contents and the sending of this information circular – proxy statement have been approved by our directors.

Dated: March 20, 2008

SCHEDULE "A"

HARVEST OPERATIONS CORP.

MANDATE OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of Harvest Operations Corp. ("HOC" or the "Corporation") is responsible for the stewardship of the Corporation, the other subsidiaries of Harvest Energy Trust ("the Trust") and the Trust to the extent delegated to the Corporation under the Trust Indenture (hereinafter collectively referred to as "Harvest"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Harvest. In general terms, the Board will:

  in consultation with the President and CEO of HOC, define the principal objective(s) of Harvest;

  supervise the management of the business and affairs of Harvest with the goal of achieving Harvest’s principal objective(s) as defined by the Board;

  discharge the duties imposed on the Board by applicable laws; and

  for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

(1)

require Management to present annually to the Board a longer range strategic plan and a shorter range business plan for Harvest’s business, which plans must:

(a)

be designed to achieve Harvest’s principal objectives;

(b)

identify the principal strategic and operational opportunities and risks of Harvest’s business, and

(c)

be approved by the Board as a pre-condition to the implementation of such plans;

(2)

review progress towards the achievement of the goals established in the strategic, operating and capital plans;

(3)

identify the principal risks of Harvest’s business and take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks;

(4)

approve the annual operating and capital plans;

(5)

approve acquisitions and dispositions in excess of a pre-determined limit;

(6)

approve the establishment of credit facilities;

(7)

approve issuances of additional trust units or other securities to the public;

(8)

monitor Harvest’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.

Management and Organization

(1)

monitor overall human resources policies and procedures, including compensation and succession planning;

(2)

approve the distribution policy of Harvest;

(3)

appoint the President and CEO and determine the terms of the President and CEO’s employment with Harvest;

(4)

in consultation with the President and CEO, develop a position description for the President and CEO;

(5)

in consultation with the President and CEO, establish the limits of management’s authority and responsibility in conducting Harvest’s business;

(6)

in consultation with the President and CEO, appoint all officers of HOC and approve the terms of each officer’s employment with HOC;

(7)

receive annually from the Compensation & Corporate Governance Committee its evaluation of the performance of each senior officer;

(8)

develop a system under which succession to senior management positions will occur in a timely manner; (9) approve any proposed significant change in the management organization structure of Harvest; (10) in consultation with the President and CEO, establish a communications policy for Harvest; (11) generally provide advice and guidance to management.

Finances and Controls

(1)

use reasonable efforts to ensure that Harvest maintains appropriate systems to manage the risks of Harvest’s business;

(2)

monitor the appropriateness of Harvest’s capital structure;

(3)

ensure that the financial performance of Harvest is properly reported to unitholders, other security holders and regulators on a timely and regular basis;

(4)

in consultation with the President and CEO, establish the ethical standards to be observed by all officers and employees of HOC and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

(5)

require that the President and CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by HOC and its officers and employees;

(6)

require that the President and CEO institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

(7)

review and approve material contracts to be entered into by Harvest;

(8)

recommend to the unitholders of Harvest a firm of chartered accountants to be appointed as Harvest’s auditors;

(9)

take all necessary actions to gain reasonable assurance that all financial information made public by Harvest (including Harvest’s annual and quarterly financial statements) is accurate and complete and represents fairly Harvest’s financial position and performance.

Governance

(1)

in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

(2)

facilitate the continuity, effectiveness and independence of the Board by, amongst other things: (a) selecting from nominees made by independent directors for election to the Board; (b) appointing a Chairman of the Board who is not a member of management;

(c)

appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate and in compliance with corporate governance regulations;

(d)

defining the mandate of each committee of the Board;

(e)

ensuring that processes are in place and are utilized to assess the size of the Board, the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director,

(f)

reviewing the orientation and education program for new (and existing) members to the Board to ensure that it is adequate and effective; and

(g)

establishing a system to enable any director to engage an outside adviser at the expense of Harvest.

(3)

review annually the adequacy and form of the compensation of directors.

Delegation

The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Meetings

(1)

The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chairman; (2) Minutes of each meeting shall be prepared; (3) The President and CEO or his/her designate(s) may be present at all meetings of the Board;

(4)

Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board;

(5)

The Board shall implement medium(s) to solicit feedback from stakeholders;

(6)

At the end of each meeting independent members have the option to meet without non-independent directors and management present.